Exhibit 77(n)

Actions required to be reported pursuant to Rule 2a-7

Rule 2a-7(c)(10)(vii) requires that ING Funds Trust (the “Trust”) file an exhibit to Form N-SAR describing with specificity the nature and circumstances of any action taken during the reporting period pursuant to Rule 2a-7(c)(7)(ii) with respect to a deviation from a fund’s share price of more than ½ of 1 percent.

1.	Deviations for which Action was Taken During the Reporting Period on Behalf of ING Classic Money Market Fund:

Circumstances:

On September 16, 2008, the ING Classic Money Market Fund (the “Fund”), a series of the Trust, experienced an event wherein the deviation between the Fund’s amortized cost price per share and the Fund’s net asset value (“NAV”) per share calculated using available market quotations exceeded ½ of 1%.  This deviation was caused by the Fund’s investment in notes issued by American General Finance Corporation (the “Notes”), an indirect subsidiary of American International Group, Inc. (“AIG”), which rapidly lost value due to concerns among market participants about the viability of AIG and American General Finance Corporation.

Actions Taken:

The Board of Trustees of the Trust (the “Board”) met on September 15, 16 and 17, 2008 and considered what action, if any, needed to be taken due to the deviation in the Fund’s NAV to avoid material dilution or other unfair results to investors or existing shareholders.  As a result of these meetings, the Board authorized the Trust, on behalf of the Fund, to enter into a capital support agreement with ING America Insurance Holdings, Inc. (the “Agreement”). Under the Agreement, ING America Insurance Holdings, Inc. committed to provide capital to the Fund if, as a result of losses realized on the Notes, the market based NAV per share of the Fund would otherwise drop below $0.995.

2.	Deviations for which Action was Taken During the Reporting Period on Behalf of ING Institutional Prime Money Market Fund

Circumstances:

On September 16, 2008, the ING Institutional Prime Money Market Fund (the “Fund”), a series of the Trust, experienced an event wherein the deviation between the Fund’s amortized cost price per share and the Fund’s net asset value (“NAV”) per share calculated using available market quotations exceeded ½ of 1%.  This deviation was caused by the Fund’s investment in notes issued by American General Finance Corporation (the “Notes”), an indirect subsidiary of American International Group, Inc. (“AIG”), which rapidly lost value due to concerns among market participants about the viability of AIG and American General Finance Corporation.

Actions Taken:

The Board of Trustees of the Trust (the “Board”) met on September 15, 16 and 17, 2008 and considered what action, if any, needed to be taken due to the deviation in the Fund’s NAV to avoid material dilution or other unfair results to investors or existing shareholders.  As a result of these meetings, the Board authorized the Trust, on behalf of the Fund, to enter into a capital support agreement with ING America Insurance Holdings, Inc. (the “Agreement”). Under the Agreement, ING America Insurance Holdings, Inc. committed to provide capital to the Fund if, as a result of losses realized on the Notes, the market based NAV per share of the Fund would otherwise drop below $0.995 or such greater amount as may be specified under the terms of the Agreement.